Innofone.Com, Inc.
3470 Olney-Laytonsville Road, Suite 118
Olney, Maryland  20832
301-774-6913

September 6, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention:  Linda Van Doorn

RE:          Innofone.Com, Inc.
                Form 10-KSB for the year ended June 30, 2004
                Filed October 13, 2004
                File No. 000-31949

Dear Ms. Van Doorn:

Regarding your letter dated May 17, 2005, we are now in receipt of a response from our auditor. We will file the attached 10-KSB-A immediately.

Item 1.    All Accounts Payable written off in the period were as of June 2003 and most related to fiscal 2002.  The largest amount related to a former management member and he forgave his debt in the 2004 fiscal period.  All shares issued for fiscal 2004 and 2003 related to services and have been recorded in the correct periods.

The $330,000 has been included in selling, general and administrative.  The share issuance relating to salaries and expenses have been included in the statement of shareholders deficit and consulting services.  We have adjusted the statement and have updated the financial statements.

Item 2.    The signature line has been added to the audit report.

Item 3.    Danziger and Hochman are in the process of merging operations with a US CPA firm.  They will be performing the fiscal 2005 audit since they have already started the audit.

Item 4.  The financial statements have been adjusted and these extra-ordinary items have been changed to Active Operations.

The forgiveness of debt relates to old Accounts Payable with most of it relating to fiscal 2002 and before.  The majority of the debt was forgiven by a former management member and no consideration was given.  This was not a capital transaction

Sincerely,

/s/ Frederic Richardson

Frederic Richardson, President
Innofone.Com, Inc.